Stradling Yocca Carlson & Rauth A Professional Corporation 660 Newport Center Drive, Suite 1600 Newport Beach, CA 92660-6422 949 725 4000 stradlinglaw.com

Ryan C. Wilkins

949 725 4115

rwilkins@stradlinglaw.com

November 1, 2021

SUBMITTED VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:     Mr. Sergio Chinos

                     Mr. Perry Hindin

                     Ms. Beverly Singleton

                     Mr. Mark Rakip

Re:	The Real Good Food Company, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed October 28, 2021
File No. 333-260204
Responses to Staff comments made by letter dated October 29, 2021

Dear Mr. Chinos:

Set forth below are the responses of The Real Good Food Company, Inc. (the “Company”) to comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 29, 2021 (the “Comment Letter”) in connection with the Company’s Amendment No. 1 to Registration Statement on Form S-1 that the Company filed on October 28, 2021. Concurrent with the submission of this response letter, the Company is filing Amendment No. 2 to its Registration Statement on Form S-1 (as filed, the “Registration Statement”). The Registration Statement has been revised in response to Staff comments made in the Comment Letter.

The Company’s responses are preceded by a reproduction of the corresponding Staff comment as set forth in the Comment Letter. To the extent applicable, each response contains a reference to the page number(s) where the responsive information may be found in the Registration Statement.

Securities and Exchange Commission

The Real Good Food Company, Inc.

Registration Statement on Form S-1

November 1, 2021

Draft Registration Statement on Form S-1, Amendment No. 1

General

1.	Please reconcile the number of shares referenced in the legal opinion filed as Exhibit 5.1 with the number of shares actually being registered pursuant to the registration statement.

Company Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the legal opinion filed as Exhibit 5.1 to the Registration Statement to reflect the number of shares being registered by the Registration Statement.

Unaudited Pro Forma Combined Financial Data

Notes to Unaudited Pro Forma Combined Financial Information, page 72

2.

We note your discussion pertaining to pro forma balance sheet adjustments 2(g), 2(h) and 2(i). Based on your placement of these adjustments, please address the following and revise or advise as necessary:

•	The narrative discussion for related to the reorganization as Adjustment 2(i) appears to have been depicted as Adjustment 2(g) in the pro forma balance sheet;

•

It appears that the $48.9 million impact to Noncontrolling interests discussed within Adjustments 2(g) has been labeled 2(h) both in the pro forma balance sheet as well as within Adjustment 2(f) reconciling the impacts to APIC; and

•

Regarding the narrative discussions pertaining to Adjustment 2(h) and considering Adjustment 2(q) which also provides pro forma impact for your termination of the capital markets advisory contract, it appears the pro forma balance sheet has mislabeled this Adjustment 2(i);

As such, please tell us how you have reflected each of these adjustments in the pro forma balance sheet as of June 30, 2021.

Company Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the narrative disclosures in the Notes to the Unaudited Pro Forma Combined Financial Information, as well as in the Pro Forma Combined Balance Sheet as of June 30, 2021, to correct the labeling errors noted above.

Securities and Exchange Commission

The Real Good Food Company, Inc.

Registration Statement on Form S-1

November 1, 2021

Dilution, page 77

3.

We note your disclosure of pro forma net tangible book value before and after the offering, noting elsewhere in your prospectus that you expect to have 6,002,575 shares of Class A common stock outstanding immediately following the consummation of the offering. Please provide a table reconciling the total number of shares of Class A common stock deemed to be outstanding before and after your offering of 5.333 million Class A common shares, as it appears that your per share computation of $8.67 before the offering includes shares to be issued in the offering, with the $10.81 per share amount including an additional 5.333 million Class A shares. As no other section of the filing provides a share reconciliation, inclusive of the Reorganization, the Assumed Exchange, and the automatic conversion of all convertible promissory notes outstanding as of June 30, 2021, include a reconciliation to reflect each of these individual components in total and as further distinguished between Class A common stock and Class B common stock.

Company Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has amended the Dilution section of the Registration Statement to include the information requested by the Staff’s comment, including providing tabular disclosure on page 77 of the Registration Statement reconciling the total number of shares of Class A common stock and Class B common stock deemed to be outstanding under the following scenarios: (a) after the Reorganization, (b) after the Reorganization and the automatic conversion of all of its outstanding convertible notes (“the 2021 Notes”), and (c) after the Reorganization, the automatic conversion of the 2021 Notes, and the completion of this offering, together with the individual components of the capitalization. In addition, the Company has corrected certain calculations and provided additional information about the manner in which the calculations are performed. Further, the Company expanded the tabular disclosure and related footnotes on page 79 of the Registration Statement to provide additional information about the number of shares of Class A common stock and Class B common stock to be outstanding following the completion of the offering and held by the current investors (Members), the Fidelity investors and the new investors in the offering. Please also see the Company’s response to Comment No. 5 below.

4.

Please tell us how you calculated the $850.33 per unit increase in pro forma net tangible book value attributable to the automatic conversion of all outstanding convertible promissory notes. As such amount does not directly impact the calculation of dilution in pro forma net tangible book value to new investors, consider providing such disclosure elsewhere in your discussion.

Company Response:

The Company acknowledges the Staff’s comment and respectfully confirms that it agrees that the increase in pro forma net tangible book value per share attributable to the conversion of the 2021 Notes is not relevant to the calculation of dilution in pro forma net tangible book value to new investors. Accordingly, the Company has amended the tabular disclosure to remove the per unit information referenced above. In addition, the Company has added disclosure on page 77 of the Registration Statement describing the calculation of net tangible book value on a per share basis, following the Reorganization in addition to providing historical tangible book value on a per unit basis, as well as to make certain corrective disclosures and provide additional information about the manner in which calculations are performed. The Company respectfully submits that this new disclosure, when read together with the other disclosures in the Dilution section regarding the calculation of historical and pro forma net tangible book value per share provides stockholders with information to understand the effects of the various transactions, including the Reorganization, the conversion of the 2021 Notes and the completion of the offering, and a single per-share unit of measurement for comparison.

Securities and Exchange Commission

The Real Good Food Company, Inc.

Registration Statement on Form S-1

November 1, 2021

5.

Regarding your tabular disclosure on page 78 depicting the “substantially higher” price paid by new investors in the offering and Fidelity Investors, please provide us your calculations given the weighted average price per share for each investor designation is $15.00. Additionally, please tell us how you have depicted the 2.25 million Class B shares issued to Fidelity, given the Existing stockholders before the offering appear to include the Class B shares issued to Members, as well as the Fidelity Class A shares. In your updated table, give consideration to separately providing the impact of Fidelity Investors given the 20% discount such investors are to receive in connection with the qualified public transaction.

Company Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised the tabular disclosure on page 78 to provide more detailed information about the number of shares to be outstanding following the completion of the offering and held by various investors, including the current investors (Members), the Fidelity investors receiving shares of Class A common stock, the Fidelity investors receiving shares of Class B common stock, and the new investors in the offering. The Company also updated the calculation of the weighted average prices per share in the right column of the table. Further, the Company added new footnotes to the tabular disclosure describing how the number of shares of Class A common stock and Class B common stock issuable to the Fidelity investors upon the automatic conversion of the 2021 Notes was calculated in light of the 20% discount, which is also reflected in the weighted average price per share calculations in the table.

* * * * *

Securities and Exchange Commission

The Real Good Food Company, Inc.

Registration Statement on Form S-1

November 1, 2021

Should the Staff have additional questions or comments regarding any of the foregoing, please do not hesitate to contact the undersigned via telephone at (949) 725-4115 or via email at rwilkins@stradlinglaw.com, or in his absence, Kyle R. Leingang via telephone at (949) 725-4275 or via email at kleingang@stradlinglaw.com.

Sincerely,

/s/ Ryan C. Wilkins
Ryan C. Wilkins, Esq.
Shareholder
Chair, Corporate & Securities Practice
STRADLING YOCCA CARLSON & RAUTH, P.C.

cc:	Project Clean, Inc./The Real Good Food Company, Inc.

Gerard G. Law, Chief Executive Officer

Bryan Freeman, Executive Chairman

Akshay Jagdale, Chief Financial Officer

Goodwin Procter LLP

Bradley C. Weber, Esq.

Erica D. Kassman, Esq.

Stradling Yocca Carlson & Rauth, P.C.

Kyle R. Leingang, Esq.

V. Paige Smith, Esq.